Exhibit 99.1

AVRICORE HEALTH SIGNS MASTER AGREEMENT TO PILOT HEALTHTAB™ PLATFORM FOR DIABETES MANAGEMENT IN SELECT SHOPPERS DRUG MART® PHARMACIES

VANCOUVER, BC – (GLOBE NEWSWIRE) – June 3, 2021 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) is pleased to announce patients will soon have access to its innovative point-of-care blood screening and health-data management platform, HealthTab™, at select Shoppers Drug Mart locations. Through this pilot program, patients will have greater access to earlier diabetes detection and preventative screening services for at-risk individuals. Ultimately, the objective is to reduce the negative health impacts and support those living with diabetes achieve higher quality-of-life.

The program, as per the Master Agreement Statement of Work, will launch in eleven Shoppers Drug Mart locations in Ontario with HealthTab™-integrated Afinion2™ analyzers by Abbott Diagnostics to refine workflow and engagement approaches.  Pharmacists will test patients’ average blood sugar (HbA1C) and lipids with results reported via the cloud-based HealthTab™ system.

“Having accessible, high-quality diagnostics with real-time data reporting and the support of a trusted Shoppers Drug Mart pharmacist is a powerful combination in the battle against chronic disease in Canada,” said Hector Bremner, CEO of Avricore Health. “This initiative is a major step forward for our mission to deliver the most accessible early disease detection and management platform in the country.”

The program’s initial focus is to screen patients at-risk for developing diabetes and cardiovascular conditions and to support those already diagnosed by a physician to better manage their conditions for higher quality of life.

“Our purpose is to help Canadians live life well and that means providing the tools and services they need to successfully manage their overall health. Lowering barriers to health information and getting more support from a qualified health professional, like one of our pharmacists, are important steps forward in mitigating disease impacts and increasing patient quality of life,” said Doug Bryce, VP, Health & Pharmacy Programs and Innovation, Shoppers Drug Mart. “We’re committed to innovations in service because it allows us to better support our customers. The HealthTab™ Diabetes platform will provide our patients living with Diabetes new program options to better manage their conditions.”

This initiative builds off the past success of HealthTab™ used in a government-funded screening program for Chronic Kidney Disease (CKD) in Canadian pharmacies.

Learn more at: https://corporate.shoppersdrugmart.ca

About HealthTab™ + RASTR

HealthTab™ is a proven point-of-care screening system, designed to support pharmacists evolving role. The system empowers patients to be proactive about their health by directly measuring and monitoring key safety tests and biomarkers of chronic disease. The HealthTab™  test is simple, fast, lab-accurate, and requires just a few drops of blood from a finger stick.  Results can be printed in-store or accessed securely online.

As part of this direction for HealthTab™ the Company developed a revolutionary model for utilizing the system’s unique ability to offer real-time evaluations of treated populations and even real-world evaluation clinical trials.

The name for this approach is Rapid Access Safety Test Reporting, or RASTR Network, whereby the network of HealthTab™ systems feedback de-identified data through to electronic health records and data management systems via its API capabilities.  This is the first platform of harmonized analyzers, with fully integrated data-flow, for blood chemistry results to be sent to consumers, their healthcare teams and sponsors; such as researchers, insurance providers and the life-science sector.

The significance of this approach to the market is the enhanced access to screening and early detection of disease, better data for physicians and pharmacists to support their patients, plus new opportunities to conduct research and ensure patient safety.

And, with the emergence of COVID-19 and its variants, the HealthTab™ + RASTR platform can now directly report results from the Abbott ID Now™, or manually report results from rapid-tests, dramatically reducing the administration time and increasing the accuracy and speed of information sharing.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company's goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

Contact:

Avricore Health Inc.

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com

www.avricorehealth.com

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTab™ platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

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